SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 05 June 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Holding(s) in Company dated 28 May 2009
99.2	Total Voting Rights dated 29 May 2009
99.3	Result of AGM dated 29 May 2009
99.4	Holding(s) in Company dated 03 June 2009

Exhibit No: 99.1

Holding(s) in Company

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	I nterContinental Hotels Group PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	Y es
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No
3. Full name of person(s) subject to notification obligation:	David Webster (Proxy holder)
4. Full name of shareholder(s) (if different from 3):	Shareholders appointing David Webster as discretionary Proxy holder
5. Date of transaction (and date on which the threshold is crossed or reached if different):	28 May 2009
6. Date on which issuer notified:	2 8 May 2009
7. Threshold(s) that is/are crossed or reached:	T o above 3%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
GB00B1WQCS47	32,444	3 2,444	8,605,439	32,444	8,572,995	0.01%	3.00%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)
Number of voting rights	Percentage of voting rights
8,605,439	3.01%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
N/A
Proxy Voting:
10. Name of proxy holder:	David Webster
11. Number of voting rights proxy holder will cease to hold:	8,572,995
12. Date on which proxy holder will cease to hold voting rights:	29 May 2009
13. Additional information:	When Proxy expires 3.00% of voting rights will return to the shareholders that appointed David Webster as discretionary P roxy
14 Contact name:	C atherine Springett D eputy Company Secretary I nterContinental Hotels Group PLC
15. Contact telephone name:	01895 512242

Exhibit No: 99.2
Total Voting Rights
INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 29 May 2009, InterContinental Hotels Group PLC's issued share capital consists of 285,716,474 ordinary shares of 13 29/47 pence each with voting rights. The Company does not hold any shares in Treasury. Therefore the total number of ordinary shares in the Company with voting rights is 285,716,474.

The above figure, 285,716,474 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Catherine Springett
Deputy Company Secretary
29 May
2009

Exhibit No: 99.3

Result of AGM

29

May
 200
9

INTERCONTINENTAL HOTELS GROUP
PLC
ANNOUNCES
RESULTS OF ANNUAL GENERAL MEETING

At the Company's Annual General Meeting held on 29 May 2009 all the resolutions set out in the Company's Notice of Meeting to shareholders dated 16 February 2009 were proposed and duly passed.

Full details of the resolutions passed as special business, together with copies of the Articles of Association, will be submitted to the UK Listing Authority for publication through the Listing Authority's Document and Viewing Facility.

Voting on each resolution was conducted by way of a poll. The Company's issued share capital on 29 May 2009 was 285,716,474. Each share carried one vote. Details of the votes cast are set out below:

R esolution (No. as noted on proxy form )	Shares For	Shares Discretionary	Shares against	S hares Marked As Votes Withheld / Abstentations
1 Receipt of financial statements	168,444,287	8,530,853	29,840	668,767
2 Approval of Remuneration Report	157,224,433	8,541,168	1,906,037	10,002,300
3 Declaration of final dividend	168,471,157	8,531,403	19,159	652,028
4 a Re-election of Jennifer Laing	166,420,211	8,548,079	2,011,347	694,110
4 b Re-election of Jonathan Linen	168,063,951	8,545,283	368,253	697,241
4c Re-election of Richard Solomons	168,091,812	8,545,469	338,344	698,122
5 Reappointment of Auditors	163,422,044	8,540,920	3,697,567	2,013,190
6 Authority to set auditors' remuneration	165,177,809	8,540,377	3,272,106	683,429
7 Political donations	167,230,182	8,526,117	1,064,445	852,951
8 Allotment of shares	160,449,538	8,572,995	7,925,225	725,989
9 Disapplication of pre-emption rights	158,966,258	8,563,518	9,382,686	760,745
10 Authority to purchase own shares	168,292,497	8,537,013	137,127	709,824
11 Articles of Association and the Companies Act 2006	168,069,493	8,559,108	327,360	717,444
12 Notice of General Meetings	147,104,641	8,553,209	21,332,896	682,026

For further information, please contact:
Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon; Emma Corcoran):	+44 (0) 1895 512 425
+44 (0) 7808 094 471

Notes to Editors:
InterContinental Hotels Group (IHG) [LON
: IHG
, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, more than 4,2
00 hotels and
over 620
,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental
®
 Hotels & Resorts,

Hotel Indigo
®
,
Crowne Plaza
®
 Hotels & Resorts, Holiday Inn
®
 Hotels and Resorts, Holiday Inn Express
®
, Staybridge Suites
®
 and
 Candlewood Suites
®
,
 and also manages
the world's largest hotel loyalty programme, Priority Club
®
Rewards
with over 43
 million members worldwide.

IHG has nearly 1,7
00 hotels in its development pipeline,
which will create

140,000 jobs over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in
Great Britain
 and registered in
England
 and
Wales
.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com
 and information for the Priority Club Rewards programme at
www.priorityclub.com
. For the latest news from IHG, visit our online Press Office at
www.ihg.com/media
.

Exhibit No: 99.4

Holding(s) in Company

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	INTERCONTINENTAL HOTELS GROUP PLC

2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issue d to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification obligation:	MORGAN STANLEY INVESTMENT MANAGEMENT LIMITED (MSIM)
4. Full name of shareholder(s) (if different from 3.):	VARIOUS CLIENTS FOR WHICH MSIM HAS VOTING AUTHORITY
5. Date of the transaction and date on which the threshold is crossed or reached:	29.05.09
6. Date on which issuer notified:	02.06.09
7. Threshold(s) that is/are crossed or reached:	BELOW 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the t riggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of V oting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
ORDINARY SHARES	18,938,022	16,494,690	BELOW 5%	BELOW 5%		BELOW 5%
GB00B1WQCS47

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B +C )
Number of voting rights	Percentage of voting rights
BELOW 5%	BELOW 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	CATHERINE SPRINGETT DEPUTY COMPANY SECRETARY INTERCONTINENTAL HOTELS GROUP PLC
15. Contact telephone number:	01895 512242

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	05 June 2009